Exhibit 99.1

TAL Education Group Discovered Employee Wrongdoing

(Beijing — April 7, 2020)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced certain employee wrongdoing discovered in the Company’s routine internal auditing process. TAL discovered irregularities and violations of the Company’s business conduct and internal control policies by an employee in the Company’s newly introduced “Light Class” business. Upon such discovery, TAL immediately reported to the local police. The employee has been taken into custody by the local police.

Based upon the Company's routine internal audit, the Company suspects that the employee of question conspired with external vendors to wrongly inflate “Light Class” sales by forging contracts and other documentations. For the fiscal year 2020 ended February 29, 2020, “Light Class” sales accounted for approximately 3% to 4% of the Company's total estimated revenues.

TAL highly values the integrity of business practices and the ethics of employee conducts, having zero tolerance of any illegal act. The Company has always been and will remain committed to maintaining high standards of corporate governance, as well as transparent and timely disclosure in compliance with the applicable rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers 69 key cities in China.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about TAL’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and TAL does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com